KWESST MICRO SYSTEMS INC.

NOTICE OF MEETING AND

MANAGEMENT INFORMATION CIRCULAR WITH RESPECT TO

THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 26, 2024

Dated July 16, 2024

KWESST MICRO SYSTEMS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the "Meeting") of the shareholders ("Shareholders") of common shares (the "Common Shares") of KWESST Micro Systems Inc. (the "Company") will be held on August 26, 2024, at 3:00 p.m. (ET), which will be held by means of remote communication, rather than in person, for the following purposes:

1. to receive and consider the audited annual consolidated financial statements of the Company for the fiscal year ended September 30, 2023, together with the notes thereto and the independent auditor's report thereon;

2. to appoint MNP LLP, Chartered Professional Accountants as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

3. to fix the number of directors for the ensuing year at six (6), subject to such increases as may be permitted by the Notice of Articles of the Company;

4. to approve the election of the directors of the Company;

5. to consider, and if deemed advisable to adopt, a resolution ratifying and confirming the Company's long-term performance incentive plan ("LTIP"); and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

Information relating to the matters to be brought before the Meeting is set forth in the management information circular dated July 16, 2024 (the "Circular").

Notice and Access

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under NI 54-101 for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR and on one additional website, rather than mailing paper copies. "Proxy-Related Materials" refers to this Circular, the Notice of Meeting, a voting instruction form ("VIF") and the Company's audited consolidated financial statements for the year ended on September 30, 2023 and the related Management's Discussion and Analysis for the same period. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. Proxy-Related Materials can be viewed online under the Company's website (Investors tab) and its profile on SEDAR at www.sedar.com or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at http://docs.tsxtrust.com/2214. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Meeting Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

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Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866-600-5869 or tsxtis@tmx.com. Requests should be received by August 15, 2024 in order to receive the Meeting Materials in advance of the Meeting.

Record Date

The Board of Directors of the Company has fixed Friday, July 5, 2024, as the record date for the Meeting. Shareholders of record at the close of business on this date are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) or postponement(s) thereof on the basis of one vote for each Common Share held. The Board of Directors of the Company as determined that it is in the best interest of the Company that the Meeting be held in virtual only format. Shareholders will not need to, or be able to, physically attend the Meeting. Registered Shareholders and duly appointed proxyholders are entitled to vote at the Meeting either by attending virtually or by submitting a form of proxy.

How to Vote

Proxies must be deposited with TSX Trust Company not later than 3:00 p.m. (EST) on Thursday, August 22, 2024, or if the Meeting is adjourned or postponed, not later than 48 hours, excluding Saturdays, Sundays, and holidays, preceding the time of such reconvened meeting or any adjournment or postponement thereof. The Chair of the Meeting shall have the discretion to waive or extend the proxy deadlines without notice.

Registered shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) will be able to participate at the Meeting, ask questions and vote, all in real time, provided they have obtained access to the Meeting platform, are connected to the Internet and comply with all of the requirements set out in the accompanying Circular. The additional information related to participation at the Meeting are set out in the Circular.

If you are unable to attend the Meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided herewith. Forms of proxy must be deposited or received before the close of business on the last business day preceding the day of the Meeting, or any adjournment thereof, at the offices of TSX Trust Company, the Company's transfer agent and registrar, located at Suite 301, 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, or at the registered office of the Company located at 155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8, or they must be deposited with the chairman at the Meeting or any adjournment thereof. Please take note that the proxy of a shareholder who completes a form of proxy, but who still attends the Meeting and participates in any vote, will be automatically revoked.

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If a Shareholder receives more than one form of proxy because such holder owns Common Shares registered in different names or addresses, each form of proxy should be completed and returned.

If you are a registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the form of proxy in accordance with the instructions provided to you by your broker or by the other intermediary.

DATED at Ottawa this 16th day of July 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "David Luxton"

David Luxton

Executive Chairman

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KWESST MICRO SYSTEMS INC.

(NASDAQ: KWE, KWESW) (TSXV: KWE)

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON AUGUST 26, 2024

SECTION 1 - SOLICITATION OF PROXIES BY MANAGEMENT

1.1 Information regarding proxies

THIS MANAGEMENT INFORMATION CIRCULAR IS SENT IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF KWESST MICRO SYSTEMS INC. (herein referred as the "Company", "we", "our", "us") of proxies to be used at the annual and special meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of the Company to be held at the time and place and for the purposes set out in the enclosed notice of meeting (the "Notice of Meeting")

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice of Meeting, this management information circular (the "Circular"), the form of proxy for the meeting, the annual financial statements of the Company for the year ended September 30, 2023 and related management's discussion and analysis, where applicable, and other meeting materials (collectively the "Meeting Materials") to the beneficial owners of the Common Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of the solicitation of proxies will be borne by the Company. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the Shareholders in favour of the matters set forth in the Notice of Meeting. See "Appointment of Proxyholders", "Revocation of Proxies" and "Notice to Beneficial Shareholders" below.

Unless otherwise indicated, the information contained herein is given as of July 16, 2024. Unless otherwise indicated, all references to "dollars" and the symbol "$" in this Circular are to Canadian dollars.

1.2 Internet availability of proxy materials

The Company has elected to use "notice-and-access" rules ("Notice-and-Access") under NI 54-101 for distribution of Proxy-Related Materials (as defined below) to Shareholders who do not hold shares of the Company in their own names (referred to herein as "Beneficial Shareholders"). Notice-and-Access is a set of rules that allows issuers to post electronic versions of Proxy-Related Materials on SEDAR and on one additional website, rather than mailing paper copies. "Proxy-Related Materials" refers to this Circular, the Notice of Meeting, a voting instruction form ("VIF") and the Company's audited consolidated financial statements for the year ended on September 30, 2023 and the related Management's Discussion and Analysis for the same period. The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Company's printing and mailing costs. Shareholders are reminded to view the Proxy-Related Materials prior to voting. Proxy-Related Materials can be viewed online under the Company's profile on SEDAR at www.sedar.com or on the website of TSX Trust Company (the "Transfer Agent"), the Company's transfer agent and registrar, at http://docs.tsxtrust.com/2214. The Proxy-Related Materials will remain posted on the Transfer Agent's website at least until the date that is one year after the date the Meeting Materials were posted. The Company will not be adopting stratification procedures in relation to the use of Notice-And-Access. All Shareholders are reminded to review the Proxy-Related Materials before voting.

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Shareholders may request paper copies of the Proxy-Related Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Proxy-Related Materials are posted on the Transfer Agent's website. In order to receive a paper copy of the Proxy-Related Materials or if you have questions concerning Notice-And-Access, please call or email TSX Trust Company, toll free at 1-866- 600-5869 or tsxtis@tmx.com. Requests should be received by August 15, 2024 in order to receive the Meeting Materials in advance of the Meeting.

1.3 Participation in the Meeting

To attend the Meeting, Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) must obtain, prior to the Meeting, a link to the Meeting platform, and must log in to such platform by following the instructions set forth in the Circular. The Meeting platform is fully supported by browsers and devices that use the most current version of applicable plugins. Please make sure that you have a very reliable Internet connection, preferably high speed, at the location from where you intend to attend the Meeting. The Meeting will start at 3:00 p.m. eastern time, on August 26, 2024. You will be able to register online 15 minutes before the start of the Meeting, i.e., from 2:45 p.m., eastern time. Make sure you allow sufficient time for online registration procedures. If you experience technical issues during the registration process or the Meeting, please reach technical support at the number indicated on the Meeting's login page. During the online Meeting, Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) may ask questions in real time. Registered Shareholders, proxyholders and appointees can vote at the appropriate time during the Meeting. Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as an appointee) attending the Meeting online must ensure that they are connected to the Internet at all times during the Meeting in order to be able to vote when balloting commences, and it is their responsibility to ensure proper connectivity for the duration of the Meeting.

(a) Registered Shareholders

Registered Shareholders who wish to vote at the Meeting do not have to fill out or return their form of proxy, but must register prior to the last business day before the date of the Meeting or any adjournment thereof, by filling out the online registration form available at https://bit.ly/4bC2kF8 with the requested information, i.e., their full name (or legal name in the case of a corporation), email address and control number, in order to receive a link to the Meeting platform. Once this step is completed, the registered shareholder will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the persons who have registered themselves as provided above and who are eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such persons to participate, interact, ask questions or vote at the Meeting. A registered shareholder must fill out the online registration form available at https://bit.ly/4bC2kF8 prior to the proxy deadline, failing which such registered shareholder will not be able to vote at the Meeting. To register online, the registered shareholder must provide the 12-digit registered shareholder control number indicated on the form of proxy provided by TSX Trust Company ("Transfer Agent"). On the day of the Meeting, Registered Shareholders will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

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(b) Proxyholders

A Registered Shareholder submitting a form of proxy also has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons indicated in the form of proxy provided by the Company. To exercise that right, the name of the registered shareholder's proxyholder must be legibly printed in the blank space provided. In addition, the registered shareholder must notify the proxyholder of their appointment, obtain their consent to act as proxyholder and instruct him or her on how the registered shareholder's shares are to be voted. Following receipt of the duly completed form of proxy, the Transfer Agent will send by email to your proxyholder a 12-digit proxyholder control number that the proxyholder will be able to use in order to register to the Meeting platform. In order to register, the proxyholder must fill out the online registration form available at https://bit.ly/4bC2kF8 with the requested information, i.e., their full name, email address and 12-digit proxyholder control number. Once this step is completed, the proxyholder will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the proxyholder who registered himself or herself as provided above and who is eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such proxyholder to participate, interact, ask questions or vote at the Meeting. Such 12-digit proxyholder control number will be different from the "control number" indicated on the form of proxy provided by the Transfer Agent. This proxyholder information is necessary to allow the proxyholder to vote at the Meeting. The steps set forth above must be completed prior to the proxy deadline, failing which the proxyholder will not be able to vote at the Meeting. On the day of the Meeting, proxyholders will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

(c) Beneficial Shareholders and Appointees

Beneficial Shareholders who wish to vote at the Meeting during the live webcast must appoint themselves as appointee by inserting their own name in the space provided on the voting instruction form and follow the signature and return instructions provided by their nominee. By doing so, Beneficial Shareholders are instructing their nominee to appoint them as appointee. A Beneficial Shareholder submitting a voting instruction form also has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons designated in the voting instruction form provided by the Company. To exercise that right, the name of the Beneficial Shareholder's appointee must be legibly printed in the blank space provided. In addition, the Beneficial Shareholder must notify the appointee of their appointment, obtain their consent to act as appointee and instruct him or her on how the Beneficial Shareholder's shares are to be voted. Following receipt of the duly completed voting instruction form, the Transfer Agent will send by email to your appointee (whether this appointee is you or another person) a 12-digit appointee control number that the appointee will be able to use in order to fill out the online registration form available at https://bit.ly/4bC2kF8 with the requested information, i.e., their full name, email address and 12-digit appointee control number provided by the Transfer Agent. Once this step is completed, the appointee will receive an email confirming the registration. On the day preceding the date of the Meeting or any adjournment thereof, the appointee who registered himself or herself as provided above and who is eligible to participate at the Meeting will receive an email containing a link to the Meeting platform that will allow such appointee to participate, interact, ask questions or vote at the Meeting. Such 12-digit appointee control number will be different from the "control number" indicated on the voting instruction form provided by the Transfer Agent. This appointee information is necessary to allow the appointee to vote at the Meeting. The steps set forth above must be completed prior to the proxy deadline, failing which the appointee will not be able to vote at the Meeting. On the day of the Meeting, appointees will be able to vote during the live webcast by completing a ballot online during the Meeting and by logging in to the Meeting platform using the link provided 24 hours before the start of the Meeting or any adjournment thereof.

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(d) Question Period

At the Meeting, the Company will hold a live question and answer session in order to answer questions submitted during the Meeting by Registered Shareholders, proxyholders and appointees (including Beneficial Shareholders who wish to appoint themselves or another person as appointee) attending through the live webcast. The Chair of the Meeting reserves the right to modify or refuse questions he or she deems inappropriate. To ensure that the Meeting is conducted in a manner that is fair to all participants, the Chair of the Meeting reserves the right, for example, to determine the order in which the questions are to be asked and the time allowed for each question.

1.4 Appointment of proxies

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice of Meeting.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder's behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Transfer Agent not later than 3:00 p.m. (EST) on Thursday, August 22, 2024 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder, or their attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

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Proxies may be deposited with the Transfer Agent using one of the following methods:

By Hand or Mail Delivery	TSX Trust Company Suite 301, 100 Adelaide Street West Toronto, Ontario, M5H 4H1
Facsimile:	416-595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12 digit control number (located on the form of proxy accompanying this Circular)

A Registered Shareholder attending the Meeting virtually has the right to vote virtually and, if he, she or it does so, his, her or its form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

1.5 Revocation of proxies

A Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by their representative authorized in writing. If the Shareholder is a company, the revocation must be signed by a representative of the Company, or their representative authorized in writing. The revocation of a proxy must be deposited at the registered office of the Company or with the Transfer Agent at the address set out in the enclosed form of proxy and notice of meeting, no later than at the close of business on the last business day preceding the day of the Meeting or any adjournment thereof, or with the chairman at the Meeting or any adjournment thereof.

Also, note that if you are a Registered Shareholder and use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy or voting instruction form, as the case may be, you should not vote during the Meeting

1.6  Notice to Beneficial Shareholders

The information set out in this section is of importance to many Shareholders, as a substantial number of Shareholders are Beneficial Shareholders and do not hold Common Shares of the Company in their own names. Beneficial Shareholders should note that only proxies deposited by Registered Shareholders (Shareholders whose names appear on the records of the Company as the registered holders of Common Shares) can be recognized and acted upon at the Meeting or any adjournment(s) thereof. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Those shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as a nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can be voted (for or against resolutions or withheld from voting) only upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. Subject to the following discussion in relation to NOBOs (as defined below), the Company does not know for whose benefit the shares of the Company registered in the name of CDS & Co., a broker or another nominee are held.

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There are two categories of Beneficial Shareholders for the purposes of applicable securities regulatory policy in relation to the mechanism of dissemination to Beneficial Shareholders of proxy-related materials and other security holder materials and the request for voting instructions from such Beneficial Shareholders. Non-objecting beneficial owners ("NOBOs") are Beneficial Shareholders who have advised their intermediary (such as brokers or other nominees) that they do not object to their intermediary disclosing ownership information to the Company, consisting of their name, address, e-mail address, securities holdings and preferred language of communication. Securities legislation restricts the use of that information to matters strictly relating to the affairs of the Company. Objecting beneficial owners ("OBOs") are Beneficial Shareholders who have advised their intermediary that they object to their intermediary disclosing such ownership information to the Company.

In accordance with the requirements of NI 54-101, the Company is sending the Notice Package directly to NOBOs and indirectly through intermediaries to OBOs. NI 54-101 permits the Company, in its discretion, to obtain a list of its NOBOs from intermediaries and use such NOBO list for the purpose of distributing the Notice Package directly to, and seeking voting instructions directly from such NOBOs. As a result, the Company is entitled to deliver the Notice Package to Beneficial Shareholders in two manners: (a) directly to NOBOs and indirectly through intermediaries to OBOs; or (b) indirectly to all Beneficial Shareholders through intermediaries. In accordance with the requirements of NI 54-101, the Company is sending the Notice Package directly to NOBOs and indirectly through intermediaries to OBOs. The cost of the delivery of the Notice Package by intermediaries to OBOs will be borne by the Company.

The Company has used a NOBO list to send the Notice Package directly to NOBOs whose names appear on that list. If the Company's transfer agent, TSX Trust Company, has sent these materials directly to a NOBO at the request of the Company, such NOBO's name and address and information about its holdings of common shares of the Company have been obtained from the intermediary holding such shares on the NOBO's behalf in accordance with applicable securities regulatory requirements. As a result, any NOBO of the Company can expect to receive a voting instruction form from TSX Trust Company. NOBOs should complete and return the voting instruction form to TSX Trust Company in the envelope provided. In addition, telephone voting and Internet voting are available; instructions in respect of the procedure for telephone and Internet voting can be found in the voting instruction form. TSX Trust Company will tabulate the results of voting instruction forms received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by such voting instruction forms.

Applicable securities regulatory policy requires intermediaries, on receipt of Notice Packages that seek voting instructions from Beneficial Shareholders indirectly, to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings on Form 54-101F7 (Request for Voting Instructions Made by Intermediary). Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting or any adjournment(s) thereof. Often, the form of request for voting instructions supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder. Beneficial Shareholders who wish to appear in person and vote at the Meeting should be appointed as their own representatives at the Meeting in accordance with the directions of their intermediaries and Form 54-101F7. Beneficial Shareholders can also write the name of someone else whom they wish to appoint to attend the Meeting and vote on their behalf. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7 will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in Form 54-101F7 or the Circular.

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The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). In forwarding the Notice Package to Beneficial Shareholders, Broadridge typically includes a voting instruction form in lieu of the form of proxy that some intermediaries employ. Beneficial Shareholders are requested to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free telephone number to vote the shares held by them or access Broadridge's dedicated voting website at https://central-online.proxyvote.com to deliver their voting instructions. Broadridge will then provide aggregate voting instructions to the Company's transfer agent and registrar, which tabulates the results and provides appropriate instructions respecting the voting of shares to be represented at the Meeting or any adjournment(s) thereof.

If you are a Beneficial Shareholder and you have appointed yourself or a third party as appointee, and if you or such third party, as the case may be, obtained a 13-digit appointee control number (see "Participation at the Meeting") and logged into the Meeting, any vote cast by you or your appointee at the Meeting will revoke any voting instruction form previously submitted. If you do not wish to revoke a previously submitted voting instruction form, you should not vote during the Meeting. If you are a Beneficial Shareholder and wish to change the vote you submitted prior to the Meeting, you must contact your dealer or other intermediary to learn how to proceed. Please note that to be acted upon, any new instruction must be received by your intermediary sufficiently in advance of the Meeting.

1.6 Exercise of Discretion by Proxyholders and Appointees

Common Shares represented by properly executed proxies or voting instruction forms in favour of the proxyholders named in the enclosed form of proxy and the appointees named in the enclosed voting instruction form, in the absence of any direction to the contrary, will be voted FOR: (i) the appointment of MNP LLP, Chartered Professional Accountants, as auditor of the Company and the authorization that the Company's board of directors (the "Board") fix its remuneration, (ii) setting the number of directors at six (6), (iii) the election of each of the proposed directors, (iv) the adoption of a resolution ratifying and confirming the LTIP. The proxyholder named in the form of proxy or the appointee named in the voting instruction form, as the case may be, shall have discretionary authority with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, the management of the Company is not aware of any such amendments, variations or other matters. In the event of a ballot, the shares represented by proxy will be voted by the proxyholder or the appointee, as the case may be, in accordance with the instructions of the shareholder with respect to the matters set out in the form of proxy.

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1.7 Interest of certain persons in the matters to be acted upon

To the knowledge of the directors and executive officers of the Company, no director or executive officer of the Company, any proposed nominee for election as director of the Company, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or in direct, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than (i) the election of directors, (ii) the adoption of a resolution ratifying and confirming the LTIP.

1.8  Record date

The directors of the Company have fixed July 5, 2024, as the record date (the "Record Date") for the purpose of determining the Shareholders entitled to receive the notice of meeting, and authorized to vote or act at the Meeting. No shareholder who has become a shareholder after the Record Date will be entitled to attend or vote at the Meeting or any adjournment(s) thereof.

1.9 Voting securities and Quorum

The authorized capital of the Company consists of an unlimited number of Common Shares. As of the date hereof, 11,076,742 Common Shares were issued and outstanding as fully paid and non-assessable.

A quorum shall be present at the Meeting if two or more holders of Common Shares representing at least 5% of the total number of voting rights attaching to the said Common Shares entitled to be voted at the Meeting are present or represented by proxy.

1.10 Principal holder of voting securities

As of the date hereof, to the knowledge of our directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all of the Common Shares.

SECTION 2 - BUSINESS TO BE TRANSACTED AT THE MEETING

2.1  Financial Statements

The audited consolidated financial statements of the Company for the year ended September 30, 2023, together with the report of the auditors thereon, will be presented at the Meeting.

2.2 Appointment of Auditors

At the Meeting, Shareholders will be requested to appoint MNP LLP, Chartered Professional Accountants as the auditor of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix the auditors' remuneration.

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Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the appointment of MNP LLP, Chartered Professional Accountants as the auditor of the Company to hold office until the next annual meeting of the Shareholders of the Company and authorizing the directors to fix its remuneration.

2.3 Setting the Number of Directors

The Board presently consists of five (5) directors. It is proposed to set the number of directors for the following year at six (6). This requires the approval of the shareholders by resolution, which approval will be sought at the Meeting.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.

Absent contrary instructions, proxies given pursuant to this solicitation by the management of the Company will be voted "FOR" the number of directors of the Company to be set at six (6).

2.4 Election of Directors

The affairs of the Company are managed by the Board. The members of the Board are elected annually, on an individual basis, at each annual meeting of Shareholders. At the Meeting, the number of directors proposed for election will be six (6) as listed below, all of whom are currently directors of the Company. Management has been informed that each of the proposed nominees listed below is willing to serve as a director if elected. Management also does not foresee that any of these nominees will be unable or, for any reason, unwilling to perform their duties as a director. In the event that the foregoing occurs for any reason, prior to the election, the persons indicated on the enclosed form of proxy reserve the right to vote for another candidate of their choice unless otherwise instructed by the Shareholder in the form of proxy to abstain from voting on the election of directors.

The enclosed form of proxy allows the Shareholders to direct proxyholders to vote individually for each of the nominees as a director of the Company. Unless instructions are given to withhold from voting with regard to the election of directors, the persons whose names appear on the enclosed form of proxy will vote in favour of the election of each of the six (6), nominees whose names are listed below.

Each director elected at the Meeting will hold office until the next annual meeting or until their successor is duly elected or appointed, unless they resign or their office becomes vacant by removal, death or other cause.

In order for the resolution to be passed, approval by the majority of the votes cast by all of the holders of Common Shares, virtually and by proxy at the Meeting, is required.

The following table sets forth the names of the names of all persons to be nominated for election as directors, their place of residence, position held, and periods of service with the Company, their principal occupations, and the approximate number of Common Shares beneficially owned, controlled or directed, directly or indirectly, by them, as at July 5, 2024.

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Name, Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Company Since	Number of Shares Beneficially Owned, Directly or Indirectly , Controlled or Directed
David Luxton Merrickville, Ontario Executive Chairman and Director
  From 2003 to present: President and Owner of DEFSEC Corporation;
  From 2017 to present: Senior Strategic Advisor to University of Ottawa;
  From 2010 to 2021: Chairman of Allen-Vanguard Corporation;
  From 2015 to 2018: Advisor, Executive Chairman to United Tactical Systems.
		October 2019	134,014 (1)
Sean Homuth(2) Pembroke, Ontario President and Chief Executive Officer	November 2023 to present: President and CEO of the Company June 2023 to November 2023: CFO and chief compliance officer of the Company September 2021 to June 2023: chief strategy officer of the OpenNMS Group May 2021 to September 2021: director FP&A of the OpenNMS Group April 2020 to May 2021: Chief executive officer of North Bud (as defined herein) on full-time medical leave December 2019 to April 2020: active chief executive officer of North Bud October 2019 to December 2019: chief financial officer of North Bud	N/A	23,750
Paul Fortin (3)(4) Ashton, Ontario Director	From 2020 to present: Principal of the Fortin Consulting Group. From 2011 to 2019: Director of International Business Development at Borden Ladner Gervais LLP.	September 2020	6,182
Paul Mangano (3)(4) Kennebunkport, Maine (United States) Director	From 2022 to present: CEO OnPoint Systems LLC From 2020 to 2022: General Manager at Berreta/Steiner Optics; From 2016 to 2020: Management consultant at Surculus Advisors LLC	September 2020	10,692

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Name, Residence and Title	Principal Occupation for the Past Five (5) Years	Director of the Company Since	Number of Shares Beneficially Owned, Directly or Indirectly , Controlled or Directed
Rick Hillier (4)(5) Ottawa, Ontario Director	Advisor to the Company and Director of the Company since December 2023	December, 2023	2,500
Jennifer Welsh(3)(4) Stittsville, Ontario Proposed Director	From 2016 to present: Chief Financial Officer at Indiva Limited	N/A	0

(1) Includes 68,032 Common shares held by DEFSEC Corporation, of which Mr. Luxton is the President, and 8,048 Common Shares held directly.

(2) Mr. Homuth became CEO of the Company on November 27, 2023. Mr. Homuth served as CFO of the Company from June 12, 2023 to November 26, 2023.

(3) Member of the Audit Committee. In the case of Jennifer Welsh, proposed chair of the Audit Committee.

(4) Independent member of the Board.

(5) General (retired) Hillier was appointed to the Board on December 6, 2023.

There are no contracts, arrangements or understandings between any nominee and any other person (other than our directors and officers acting solely in such capacity) pursuant to which the nominee has been or is to be elected as a director, except as disclosed under Section 3 - Director and Executive Compensation.

All of the nominees whose names are hereinabove mentioned have previously been elected directors of the Company at a shareholders' meeting for which an information circular was issued, except for Mr. Sean Homuth and Ms. Welsh. The following sets out the biographical information relating to both Mssrs Homuth and Hillier and Ms. Welsh:

Sean Homuth

Mr. Homuth is a senior financial executive with more than 20 years of experience working with both Canadian and U.S. public companies across a broad range of industries. He has experience with a variety of financing (equity, debt, royalty) and M&A transactions. Mr. Homuth has acted as CEO of the Company since November 27, 2023 and was prior to that time the CFO of the Company. Since 2008, he has spent the majority of his time in various senior executive roles with emerging companies. Mr. Homuth is a Chartered Professional Accountant (CPA, CA Ontario) and a Certified Public Accountant (Illinois).

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General (retired) Rick Hillier

As the former Canadian Chief of the Defence Staff, General (retired) Hillier held Canada's highest-ranking position in the Canadian Forces from February 4, 2005, to July 1, 2008. Among his many military career highlights, he oversaw Canada's mission in Afghanistan and was a strong and effective advocate for modernized equipment in support of the mission. General (retired) Hillier previously served as international advisor to KWESST and on December 6, 2023, he joined KWESST's Board of Directors and chairs the Company's Strategic Planning Committee.

Jennifer Welsh

Jennifer has more than 17 years of experience working with Canadian public companies.  She is currently the CFO of Indiva Limited, a TSXV-listed Licensed Producer of cannabis, and previously led a global finance team as Corporate Controller of a TSX-listed junior mining company. Jennifer received her B.Comm. (Accounting) from Carleton University in Ottawa and is a Chartered Professional Accountant (CPA, CA Ontario). In 2020, Jennifer was awarded Ottawa Business Journal's Forty Under 40 Award.

As of the date hereof, the proposed directors of the Company as a group beneficially owned, or exercised control or direction over, 184,976 Common Shares, representing approximately 1.6% of the outstanding Common Shares.

(a) Cease Trade Orders or Bankruptcies

To our knowledge, none of the foregoing nominees for election as a director of the Company is or within the last ten (10) years has been a director, chief executive officer or chief financial officer of any company that:

(i) was subject to a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company;

aside for the following:

Mr. Sean Homuth previously served as the Chief Financial Officer of North Bud Farms Inc. ("North Bud") from October 2019 to December 2019. Subsequently, Mr. Sean Homuth was appointed as the Chief Executive Officer of North Bud in January 2020. On March 31, 2020, a management cease trade order was issued by the Ontario Securities Commission against Mr. Homuth in respect of North Bud. On June 3, 2023, the Ontario Securities Commission issued a cease trade order in connection with North Bud's failure to file financial statements, management's discussion and analysis and officer's certifications. At of the date hereof, the cease trade order has not yet been revoked.

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Other than as set out below, to our knowledge, none of the foregoing nominees for election as a director of the Company:

(i) is, or has been within the last ten years, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii) has within the last ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets;

aside for (i) John McCoach, who was formerly a director and interim CEO of Nautilus Minerals Inc., a Toronto Stock Exchange-listed company which was not able to secure the funding it needed to proceed with its projects and filed in February 2019 for creditor protection under the Companies' Creditors Arrangement Act (Canada); and (ii) Jennifer Welsh, who is the CFO of Indiva Limited, a TSXV-listed Licensed Producer of cannabis which filed on June 13, 2024 for creditor protection under the Companies' Creditors Arrangement Act (Canada) due to, among other things, the fragmentation of the cannabis industry, financial underperformance and pressures resulting from obligations owing to creditors. The Company is undertaking a Sales and Investment Solicitation Process and has in place a stalking horse bid from its senior secured debtholder SNDL Inc.

To our knowledge, no director or executive officer of the Company has, within the ten (10) years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a received, receiver manager or trustee appointed to hold the assets of the director or executive officer.

(b) Penalties or Sanctions

To our knowledge, no director or executive officer of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director, with the exception of the following:

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On November 25, 2015, L-3 Communications Corporation ("L-3"), its wholly-owned corporation L-3 Communications EOTECH, Inc. ("EOTECH"), and Paul Mangano who was then President of EOTECH, entered into a "Stipulation and Order of Settlement and Dismissal" with the United States Government over alleged violations under the United States False Claim Act (the "Settlement"). The complaint alleged that EOTECH sold defective holographic weapon sights to the U.S. Department of Defense, the U.S. Department of Homeland Security, and the Federal Bureau of Investigation. Under the Settlement, L-3 paid the United States Government a settlement amount of US$25.6 million (the "Settlement Amount"). The Settlement does not contain any sanctions or penalties imposed on Mr. Mangano and Mr. Mangano did not pay any portion of the Settlement Amount.

2.5 Long-Term Incentive Plan

We have adopted the Company's long-term performance incentive plan (the "LTIP"), which was first approved by the Shareholders on March 31, 2021. This LTIP was subsequently amended to comply with the new TSX Venture Exchange (the "TSX-V") policy 4.4, Security Based Compensation, issued on November 24, 2021. This amended LTIP was approved by the Shareholders on March 31, 2022. A copy is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

As our LTIP is a "rolling stock option plan up to 10% and other fixed up to 10%" plan, the TSX-V requires us to obtain annual shareholder approval of such plan.

As of September 30, 2023, the following outstanding Security Based Compensation was outstanding:

Type	Outstanding	Remaining Pool
Stock options	389,907	17,367
Stock Units	3,728	11,153

Summary of the Company's LTIP

The following is summary of the salient terms of our current LTIP.

Number of Common Shares Reserved

Our LTIP is a "rolling up to 10% and fixed up to 10%" plan, permitting the issuance of (i) Options of up to ten (10%) percent of the issued and outstanding Common Shares and (ii) a fixed aggregate number of restricted share units ("RSUs"), deferred share units ("DSUs"), performance share units ("PSUs") and stock appreciation rights ("SARs") up to ten (10%) percent of the issued and outstanding Common Shares in respect of awards granted as at the date of the last amendment, namely 407,274 of the LTIP.

For further information on the above securities, see Long-Term Compensation below under Section 3, Director and Executive Compensation.

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Vesting

  No Award issued under the LTIP, other than Options, may vest before the date that is one year following the date it is granted or issued. Notwithstanding this provision, vesting may be accelerated for a Participant who dies or who ceases to be an eligible Participant under this Plan in connection with a change of control, take-over bid, RTO, or other similar transaction. Additionally, see section 4.1.7 of our LTIP for vesting requirements applicable to Options granted to Investor Relations Service Providers.

  All RSUs will vest and become payable by the issuance of Common Shares at the end of the Restriction Period.

  All PSUs will vest and become payable to the extent that the Performance Criteria set forth in the Award Agreement are satisfied for the Performance Cycle.

  Each Participant shall be entitled to receive, after the effective date that the Participant ceases to be an Eligible Person for any reason or any other vesting period as provided in the Award Agreement, as the case may be, that number of Common Shares equal to the number of DSUs credited to the Participant's Account.

  The Board shall, in its sole discretion, determine any and all conditions to the vesting of any Options to a Participant, subject to the rules under TSX-V Policy 4.4.

  SARs shall be granted on such terms as shall be determined by the Board and set out in the Award Agreement (including any terms pertaining to vesting and settlement), provided the term of any SAR granted under this Plan shall not exceed ten (10) years.

Transferability

Except as otherwise provided in an Award Agreement, no Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution.

Administration

Our LTIP is administered by the Board.

Modification of an Award

Any adjustment, other than as noted in section 4.3 Anti-Dilution of the LTIP, to Award granted or issued under our LTIP must be subject to the prior acceptance of the Exchange, including adjustments related to an amalgamation, merger, arrangement, reorganization, spin-off, dividend, or recapitalization.

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Amendment to LTIP

The Board may at any time or from time to time, in its sole and absolute discretion, amend, suspend, terminate or discontinue the LTIP and may amend the terms and conditions of any Awards granted hereunder, subject to (a) any required approval of any applicable regulatory authority or the TSX-V, and (b) any approval of disinterested shareholders of the Company as required by the rules of the TSX-V or applicable law, provided that disinterested shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

  amendments of a "housekeeping nature";

  any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

  an amendment which is necessary to comply with applicable law or the requirements of the Exchange;

  amendments respecting administration and eligibility for participation under the LTIP;

  changes to the terms and conditions on which Awards may be or have been granted pursuant to the LTIP; and

  changes to the termination provisions of an Award or the LTIP which do not entail an extension beyond the original fixed term.

Term

The LTIP shall terminate automatically ten (10) years after its effective date or if any approvals required by the TSX-V are not obtained on the terms and conditions required thereby.

Annual Approval

The annual approval of the Company's LTIP is subject to the TSX-V approval and the approval of the Shareholders.

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LTIP Resolutions

Shareholders will be asked at the Meeting, or any adjournment thereof, to consider, and if deemed advisable, adopt each of the following three resolutions independently:

"BE IT RESOLVED, THAT the annual renewal of the Company's LTIP is hereby approved;

FURTHER RESOLVED, THAT

1) Any one director or officer of the Company is hereby authorized for and on behalf of the Company to execute and deliver all such instruments and documents and to perform and do all such acts and things as may be deemed advisable in such individual's discretion for the purposes of giving effect to this resolution, the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

2) Notwithstanding that these resolutions have been passed by the shareholders of the Company, these are conditional upon receipt of final approval from the TSX-V and the directors of the Company are hereby authorized and empowered to revoke this resolution, without any further approval of the shareholders of the Company, at any time if such revocation is considered necessary or desirable by the directors."

Unless instructed otherwise, the persons whose names are printed on the form of proxy intend to vote at the Meeting FOR the approval of each LTIP Resolution noted above. Each LTIP Resolution will only come into force if it is passed by a majority of the votes cast by the shareholders present or represented by proxy at the Meeting.

SECTION 3 - DIRECTOR AND EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a "NEO" and collectively the "NEOs"). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board's specific decisions about the compensation of the NEOs for the fiscal year ended September 30, 2023. We had five (5) NEOs during the fiscal year ended September 30, 2023, namely David Luxton, Executive Chairman, Sean Homuth, President, Chief Executive Officer since November 27, 2023, and former CFO, Jeffery MacLeod, former President and Chief Executive Officer, Steven Archambault, former Chief Financial Officer, VP, Corporate Services & Compliance, and interim Corporate Secretary, and Richard Bowes, VP, Operations of Digitization & Counter-Threat Products.

The aggregate amount of compensation that we paid during the year ended September 30, 2023, (including amount accrued at September 30, 2023) directly and indirectly, including directors' fees, to our named executive officers and directors in their capacity as such, was $1.5 million (2022: $1.2 million).

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Compensation Philosophy and Objectives

Our current executive compensation program is designed to provide short and long-term rewards to our executives that are consistent with individual and corporate performance and their contribution to our short and long-term objectives. Our objectives with respect to compensation of executive officers are to provide compensation levels necessary to attract and retain high quality executives, and to motivate key executives to contribute to our interests. These objectives are to be met by the principal components of our executive compensation program, which has been focused on a combination of base compensation, cash bonus remuneration, and long-term incentives in the form of stock options or other security-based compensation.

The executive compensation program adopted by us and applied to our executive officers is designed to:

  attract and retain qualified and experienced executives who will contribute to our growth and success;
  ensure that the compensation of our executive officers provides a competitive base compensation package and a strong link between corporate performance and compensation; and
  motivate executive officers to enhance long-term shareholder value, with current compensation being weighted toward at-risk long-term incentives in the form of options and other security-based incentives so as to foster alignment with the interests of our shareholders and stakeholders.

We do not believe that our compensation programs encourage excessive or inappropriate risk taking because: (i) our employees receive both fixed and variable compensation, and the fixed portion (salary) provides a steady income regardless of Common Share value, which allows employees to focus on our business; and (ii) our LTIP encourages a long-term perspective due to the vesting provisions, which is generally at least over two (2) years. We believe that our compensation program is appropriately structured and balanced to motivate our employees and reward the achievement of annual performance goals, as well as the achievement of long-term growth in shareholder value.

Compensation Governance and Process

We have relied on the experience of our Board in setting our executive compensation philosophy and appropriate levels of compensation for our NEOs.

Today, we do not have a separate Compensation Committee. Our Board assumes responsibility as a whole for the oversight over the compensation of directors and executives, including:

  review and approval our remuneration and compensation policies, including short and long-term incentive compensation plans and equity-based plans, bonus plans, pension plans (if any), our LTIP and grants, and benefit plans;
  sole authority to retain and terminate any compensation consultant to assist in the evaluation of director compensation, including sole authority to approve fees and other terms of the retention;
  review and approve at least annually all compensation arrangements for our senior executives;
  review and approve at least annually all compensation arrangements for our directors; and
  review the executive compensation sections disclosed in our management information circular distributed to shareholders in respect of our annual, and any special, meetings of shareholders.
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While David Luxton and Sean Homuth work with our Board in making recommendations regarding our overall compensation policies and plan as well as specific level of compensation for the other NEOs, they are recused from any Board deliberations and decisions in respect to their own personal compensation. Their respective current fixed compensation was set prior to going public in Canada.

Elements of Compensation

Our executive compensation program consists of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation.

Base Salaries

Base salaries are intended to reflect an executive officer's position within our corporate structure, their years of experience and level of responsibility, and salary norms in the sector and general marketplace We have not formally conducted benchmarking against our peer group. Accordingly, decisions with respect to base salary levels for executive officers are not based on objective identifiable performance measures but for the most part are determined by reference to competitive market information for similar roles and levels of responsibility, coupled with subjective performance factors such as leadership, commitment, accountability, industry experience, and contributions. Our view is that a competitive base salary is a necessary element for retaining qualified executive officers, as it creates a meaningful incentive for individuals to remain with us and not be unreasonably susceptible to recruiting efforts by our competitors.

In determining the base salary compensation of each NEO, the Board considers: (i) recruiting and retaining executives critical to our success and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and our shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.

Annual Incentive Compensation and Benefits

Our Board will consider whether it is appropriate and in our best interests to award discretionary cash bonus to the NEOs for the most recently completed fiscal year and, if so, the amount. Discretionary cash bonuses are awarded to recognize the achievement of annual corporate objectives and to recognize contributions that enhance our intrinsic value.

The following is a summary of the maximum annual incentive compensation as a percentage of base salary / annual consulting fee, for the NEOs based on their respective employment / consulting agreements, at the sole discretion of the Board:

Position	Maximum (% of Base Salary)
Executive Chairman	200%
President and CEO	Not specified
CFO and VP, Corporate Services & Compliance, and Interim Corporate Secretary	50%
VP Operations	50%

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In July 2022, our Board of Directors approved a $100,000 retention bonus for the former CFO, with $50,000 payable 30 days from completing the U.S. IPO, and the remaining $50,000 payable on December 31, 2022.

In December 2022, our Board of Directors approved USD$225,000 and USD$125,000 discretionary bonus to the Executive Chairman and the former CFO, respectively, for their contributions during Fiscal 2022 and positioning the Company for future success including the successful closing of the U.S. IPO and Canadian Offering on December 7, 2022.

Long-Term Compensation

The long-term component of compensation for our NEOs, consists of (i) stock options ("Options"), (ii) RSUs, (iii) DSUs, (iv) PSUs, and (v) SARs (collectively herein referred as the "Security-Based Compensation Awards"). This component of compensation is intended to reinforce management's commitment to long-term improvements in our performance.

Our Board believes that incentive compensation in the form of Security-Based Compensation Awards which vest over time, is and has been beneficial and necessary to attract and retain NEOs. Furthermore, the Board believes Security-Based Compensation Awards are an effective long-term incentive vehicle because they are directly tied to our share price over a longer period and therefore motivates NEOs to deliver sustained long-term performance and increase shareholder value, and have a time horizon that aligns with long-term corporate goals. As such, our Board does not grant Security-Based Compensation Awards in excessively dilutive numbers or at exercise prices not reflective of the Company's underlying value.

In determining individual equity-based grants, the Board considers the experience, responsibilities and performance of each recipient of an award under the LTIP. Previous grants are also taken into consideration during the grant process.

The following is a brief summary of each type of security-based compensation available under our LTIP.

Stock Options

Eligible Persons (Directors and Key Employees of the Company and its subsidiaries), Consultants and Persons performing Investor Relations Services (as such terms are defined in the LTIP) are eligible to receive grants of stock options to acquire Common Shares at the time of employment or contract, if applicable, and thereafter as determined by the Board.

Restricted Share Units

Eligible Persons and Consultants, are eligible to receive grants of RSUs, entitling the holder to receive one Common Share for each RSU, subject to restrictions as the Board may, in its sole discretion, establish in the applicable award agreement. The Board believes the granting of RSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of our shareholders and stakeholders. The granting of RSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for RSUs in addition to other restrictions, this compensation element is also designed to support long term retention of valuable Key Employees and Directors as well as provide an incentive for the achievement of specific milestones, if applicable.

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Performance Share Units

Key Employees and Consultants are eligible to receive grants of PSUs, entitling the holder to receive one Common Share for each PSU, subject to the achievement or attainment of specific performance criteria ("Performance Criteria") within a specific period ("Performance Cycle"). The number of PSUs and the Performance Criteria which must be satisfied in order for the PSUs to vest and the Performance Cycle in respect of such PSUs shall be specified in the applicable award agreement. The Board believes the granting of the PSUs incentivizes the attainment of specific goals which support our overall strategies and creates a sense of ownership and an alignment of the recipients' interests with those of our shareholders and stakeholders. The granting of PSUs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for PSUs in addition to other restrictions, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Deferred Share Units

Eligible Persons are eligible to receive grants of DSUs. Directors may elect to receive any part or all of their fees payable in respective of their position as a director as DSUs. Each holder of a DSU is entitled to receive one Common Share for each DSU. The Board believes the granting of DSUs creates long-term incentive, a sense of ownership and an alignment of the recipients' interests with those of our shareholders and Stakeholders. The granting of DSUs is intended to reward directors who are responsible for oversight of our management and growth and to encourage such directors to maintain a long-term vision for us to operate in a manner to maximize shareholder value.

Stock Appreciation Rights

Eligible Persons and Consultants are eligible to receive grants of SARs, entitling the recipient to receive a payment in Common Shares equal to the current market price less the grant price of the SAR as determined by the Board at the time of the grant for each SAR. Notwithstanding the foregoing, the Board may, in its sole discretion, satisfy payment of the entitlement in cash rather than in Common Shares. The granting of SARs is intended to reward those executives who are responsible for our management and growth and to encourage such executives to develop a long-term vision for us to operate in a manner to maximize shareholder value. By using vesting periods for SARs, this compensation element is also designed to support long-term retention of valuable employees as well as provide an incentive for the achievement of specific milestones, if applicable.

Benefits Plans

The NEOs are entitled to life insurance, health and dental benefits. We do not maintain a pension plan or retirement benefit plan for the NEOs.

External Compensation Consultants

During Fiscal 2023, we did not retain the services of executive compensation consultants to assist our Board in determining compensation for any of our NEOs or directors.

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Assessment of Risks Associated with Our Compensation Policies and Practices

Our Board has assessed the compensation plans and programs for our executive officers to ensure alignment with our business plan and to evaluate the potential risks associated with those plans and programs. Our Board has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.

Our Board considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs. We have not adopted a policy restricting our NEOs or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its NEOs or directors. To our knowledge, none of the NEOs or directors has purchased such financial instruments.

Performance Graph

The following graph illustrates the cumulative return to our shareholders based on a $100 investment in the Common Shares from September 22, 2020, the date we went public in Canada, to September 30, 2023, as compared to the cumulative total return on the Standard & Poor's / TSX-V Composite Index for the same period, assuming the reinvestment of cash distributions and/or dividends:

The trend in the above performance graph does not correlate to the trend of the compensation paid to the NEOs. As described under "Elements of Compensation", based salaries reflect each NEO's primary duties and responsibilities and are set at levels based on responsibility, experience and expertise as well as subjective factors such as leadership. We believe that management must be compensated a minimum base salary for the value of the services provided, irrespective of our Common Share price performance. Pursuant to our LTIP, we have granted Options, RSUs, and PSUs to our NEOs, each form a significant portion of compensation, and therefore the total compensation for the NEOs is directly affected by decreases or increases in the price of our Common Shares as the value of such Options, RSUs, and PSUs changes as our Common Share price changes.

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Summary Compensation Table

The following table provides information concerning the total compensation paid and accrued to the NEOs for the years ended September 30, 2023, 2022 and 2021.

		Non-equity incentive plan compensation
	Fiscal	Fee /	Share-based	Option-based	Annual Incentive	Long-term	Pension	All Other	Total
Name	Year	Salary	Awards (1)	Awards (2)	Plans(3) (10)	Incentive Plans	Value (4)	Compensation	Compensation
David Luxton (5)	2023	$315,000	$-	$178,500	$-	$-	$-	$-	$493,500
Executive Chairman and	2022	$180,000	$-	$-	$308,408	$-	$-	$-	$488,408
Director	2021	$180,000	$237,300	$58,000	$-	$-	$-	$-	$475,300
Sean Homuth (6)	2023	$92,308	$-	$140,250	$-	$-	$-	$2,000	$234,558
CFO and CCO	2022	$-	$-	$-	$-	$-	$-	$-	$-
	2021	$-	$-	$-	$-	$-	$-	$-	$-
Jeffrey MacLeod (7)	2023	$160,000	$-	$25,500	$-	$-	$-	$-	$185,500
President & CEO and	2022	$160,000	$-	$-	$-	$-	$-	$-	$160,000
Director	2021	$160,000	$237,300	$58,000	$-	$-	$-	$-	$455,300
Steven Archambault (8)	2023	$111,462	$-	$-	$-	$-	$-	$127,930	$239,392
CFO and	2022	$155,000	$115,660	$12,334	$171,338	$-	$-	$-	$454,332
VP, Corporate Services &
Compliance	2021	$192,733	$24,999	$301,000	$-	$-	$-	$-	$518,732
Harry Webster	2023	$23,077	$-	$-	$-	$-	$-	$-	$23,077
General Manager	2022	$-	$-	$-	$-	$-	$-	$-	$-
	2021	$-	$-	$-	$-	$-	$-	$-	$-
Richard Bowes (9)	2023	$206,471	$-	$-	$130,000	$-	$-	$-	$336,471
VP, Operations of	2022	$155,000	$25,648	$12,334	$-	$-	$-	$-	$192,982
Digitization & Tactical
Products	2021	$78,419	$24,999	$301,000	$-	$-	$-	$-	$404,418

(1) Represents the grant value of RSU awards, based the closing price of the Common Shares on the TSXV on the grant date.

(2) Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by us as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 16 (c) of the audited financial statements for Fiscal 2023.

(3) In December 2022, the Board awarded a cash bonus of USD$225,000 to David Luxton and USD$125,000 to Steven Archambault in respect to their performance during Fiscal 2022, paid only after the closing of the U.S. IPO and Canadian Offering. For the above table, these amounts were converted to CAD using the daily average exchange rate on September 30, 2022, as reported by the Bank of Canada for the conversion of USD into CAD was USD$1.00 equals CAD$1.3707.

(4) The Company does not have a retirement plan.

(5) Effective October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private company owned by Mr. Luxton. The compensation payable to Mr. Luxton is paid to his private company, DEFSEC Corporation.

(6)Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of

KWESST.

(7) Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023. As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay. While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

(8) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(9) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022 Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

(10) As part of his 2023 consulting agreement, Mr. Bowes was entitled to a $15K quarterly incentive bonus. He was also awarded a $100K contract awared bonus as part of the successful DSEF contract negotiations.

Employment and Consulting Agreements

The following summarizes the key salient terms of the employment and consulting agreements between us and our NEOs in force as of September 30, 2023.

David Luxton: On October 1, 2019, we entered into a professional services agreement with DEFSEC Corporation, a private holding company owned by Mr. Luxton, in which he agreed to serve as our Executive Chairman for an annual fee of $120,000 per year and raising to $150,000 per year upon a going public transaction. This agreement was amended effective August 1, 2020, whereby the annual fee was adjusted to $180,000 per year. The agreement with Mr. Luxton was set to expire on December 31, 2022. Subsequent to December 31, 2022, Mr. Luxton's compensation was amended to $360,000 per year with entitlement to an annual incentive bonus of up to 75% effective January 1, 2023.  We have the right to terminate his consulting agreement with twelve (12) month notice period, subject to termination benefits (see Item 5.B. - Potential Termination and Change of Control Benefits). The notice period increases to 18 months in the event of a change of control.

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Richard Bowes: On April 12, 2021, we entered into an employment agreement with Mr. Bowes to serve as Vice President of Operations, Digitization and Tactical Products with an annual base salary of $180,000, of which $25,000 is to be in the form of RSUs and $155,000 in cash. Mr. Bowes is no longer under the employment of the Company since February 28, 2023.

Sean Homuth: On July 31, 2023, we entered into an amended and restated employment agreement, with effective date of June 12, 2023, with Mr. Homuth to serve as Chief Financial Officer and Chief Compliance Officer. Pursuant to such agreement, Mr. Homuth was entitled to receive an annual base salary of CAD$300,000 with an annual incentive bonus of up to 50% of his annual base salary at the Board's sole discretion and four weeks of vacation per year. Mr. Homuth also received an initial stock option grant with amount determined at the Board's discretion and vesting in accordance with the terms of the Company's LTIP plan. We may terminate Mr. Homuth's employment upon payment of a lump sum equal to 26 weeks salary plus accrued bonus. This lump sum is increased by one week per completed year of service following the first anniversary of his employment with the Company to a maximum of 38 weeks. In the event of a change of control, the forgoing is changed from 26 weeks to 52 weeks with the maximum changing from 38 weeks to 64 weeks.

Subsequent to fiscal 2023, on November 27, 2023, Mr. Homuth was appointed President and CEO and his employment agreement was amended and restated. Mr. Homuth's salary was increased to $360,000, the annual inventive bonus was increased up to 75% of his annual salary, his employment may be terminated upon payment of a lump sum equal to 52 weeks salary plus accrued bonus, this lump sum is increased by one week per completed year of service to a maximum of 78 weeks and in the event of a change in control, the foregoing is changed from 52 weeks to 78 weeks.

Outstanding Equity Awards at September 30, 2023

The following table sets forth information concerning all the outstanding equity awards held by each NEOs as at September 30, 2023.

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	Option-based awards				Share-based awards
	Number of			Value of			Market or payout
	securities			unexercised	Number of	Market or payout	value of vested
	underlying	Option	Option	in the-	shares or units	value of share-based	share-based
	unexercised	exercise	expiration	money	of shares that	awards that have	awards not paid
	options	price	date	options(1)	have not vested	not vested (2)	out or distributed
David Luxton (3)	1,429	$87.50	2026-07-02	$-	-	$-	$3,001
	70,000	$2.55	2026-08-16	$-	-	$-	$-
Sean Homuth (4)	55,000	$2.55	2026-08-16	$-	-	$-	$-
Jeff MacLeod (5)	1,429	$87.50	2026-07-02	$-	3,000	$-	$9,301
	10,000	$2.55	2026-08-16	$-	-	$-	$-
Steven Archambault (6)	1,429	$14.70	2027-07-24	$-	-	$-	$3,001
	2,857	$136.50	2026-08-25	$-	-	$-	$6,000
	714	$49.00	2025-11-20	$-	-	$-	$1,499
	3,571	$52.50	2025-10-01	$-	-	$-	$7,499
Harry Webster	-	$-	n/a	$-	-	$-	$-
Richard Bowes (7)	1,429	$14.70	2027-07-24	$-	-	$-	$3,001
	1,428	$136.50	2026-08-25	$-	-	$-	$2,999
	4,285	$90.30	2026-04-29	$-	-	$-	$8,999
	1,428	$120.40	2021-01-25	$-	-	$-	$2,999
Total	154,999			$-	3,000	$-	$48,298

(1) Based on the difference between the exercise price of the Option and $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(2) Based on $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(3) The grants were made to Mr. Luxton's private company, DEFSEC Corporation. His 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year.

(4) Mr. Homuth served as CFO of KWESST from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of KWESST.

(5) Mr. MacLeod's 2021 Option grant will vest over two (2) years and his RSU grant will vest over one (1) year. Mr. MacLeod retired from his positions as President, CEO and Director of KWESST on October 31, 2023.

(6) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with KWESST on June 12, 2023.

(7) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022, Mr. Bowes joined KWESST as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

There was no exercise of stock options during Fiscal 2023.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2023, and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2023.

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	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2023 (1)	Fiscal 2023 (2)	Fiscal 2023
David Luxton	$2,631	$-	$-
Sean Homuth (3)	$-	$-	$-
Jeff MacLeod (4)	$2,631	$-	$-
Steven Archambault (5)	$10,260	$4,830	$-
Harry Webster	$-	$-	$-
Richard Bowes (6)	$14,883	$1,649	$130,000

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

(3) Mr. Homuth served as CFO of the Company from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of the Company.

(4) Mr. MacLeod retired from his positions as President, CEO and Director of the Company on October 31, 2023.

(5) Mr. Archambault joined as our CFO on a part-time basis on October 1, 2020, and transitioned to full-time on April 1, 2021. He also took on the role of VP, Corporate Services and Compliance in October 2021 and Interim Corporate Secretary in May 2022. He resigned from his positions with the Company on June 12, 2023.

(6) From January 25, 2021 to April 12, 2021, the Company entered into a consulting agreement with Mr. Bowes' private company, Cardinal Defence. Effectively April 12, 2022, Mr. Bowes joined the Company as a full-time employee until February 28, 2023. From March 1, 2023 to November 15, 2023, the Company entered into a consulting agreement once again with Mr. Bowes' private company, Cardinal Defence.

Potential Termination and Change of Control Benefits

All outstanding equity compensation is forfeited / cancelled if we terminate a NEO's employment / consulting agreement for cause. Further, in the event a NEO voluntarily resigns from his employment / consulting with us, any unpaid annual incentive and unvested equity compensation are forfeited in accordance with our LTIP.

We have agreements with the NEOs that set out the terms of their employment / consulting and what they are entitled to in connection with a termination of employment or change of control. These agreements include non-solicitation, confidentiality, and ownership of intellectual property provisions to protect our interests.

The table below sets out the amount that would have been payable to each NEO had there been a change of control of the Company on September 30, 2023 and the severance payment that would have been payable to each NEO had the Company terminated employment of the NEO on September 30, 2023:

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			Termination
	Notice	Termination	Without Cause in
	Period	Without Cause (pre-	Connection with
	(months)	Change of Control)	Change of Control
David Luxton
Base fee	12	$630,000	$945,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$3,001	$3,001
TOTAL		$633,001	$948,001
Sean Homuth				(1)
Base pay	12	$630,000	$945,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$630,000	$945,000
Jeffrey MacLeod				(2)
Base pay	12	$160,000	$240,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$9,301	$9,301
TOTAL		$169,301	$249,301
Harry Webster
Base pay	3	$84,000	$84,000
Value of unvested options		$-	$-
Value of unvested RSUs		$-	$-
Value of vested RSUs not yet issued		$-	$-
TOTAL		$84,000	$84,000

(1)    Mr. Homuth served as CFO of the Company from June 12, 2023 to November 26, 2023. On November 27, 2023, Mr. Homuth was appointed as President and CEO of the Company. Amounts represent his most recent employment agreement.

(2)    Mr. MacLeod retired from his positions as President, CEO and Director of the Company on October 31, 2023.  As part of his departure, the Company is continuing to pay his base salary and provide benefits for a period of one year with no incentive pay.  While this arrangement was verbally agreed to, it continues to be subject to formal agreement with Mr. Macleod.

A change of control is commonly defined in each of the respective agreements as:

a) the sale of all or substantially all of our outstanding Common Shares for cash or securities of an entity not managed by our management team and that are determined by our Board to be liquid for all of our shareholders ("Liquid Unrelated Issuer");

b) a merger, amalgamation, arrangement or other similar transaction involving us where the holders of our Common Shares receive cash or securities of a Liquid Unrelated Issuer, but do not immediately thereafter own securities of the successor corporation which entitle them to cash more than 50% of the votes attaching to all shares in the capital of the successor corporation;

c) the sale of all or substantially all of our assets followed by a liquidating distribution to the holders of our Common Shares of cash or securities of a Liquid Unrelated Issuer;

provided that our Board shall have the right, in its absolute discretion, to deem any transaction not enumerated above to be a change of control. For greater clarity, a sale or transfer of founders shares between related parties, and/or an initial going public transaction of any kind shall not constitute a change of control.

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Compensation of Independent Directors

In July 2023, our Board approved the following cash compensation for the independent directors retroactive October 1, 2022:

  $10,000 per quarter; and
  $2,500 per quarter for the Chair of the Audit Committee.

Prior to December 2020, we made no cash compensation to the directors.

The following table sets out the total compensation for our independent directors who served at any time during the year ended September 30, 2023.

		Stock		Non-equity
	Fees	Awards	Option	Incentive Plan	Pension	All Other	Total
Name	Earned	(1)	Awards (2)	Compensation	Value (3)	Compensation	Compensation
John McCoach	$50,000	$-	$25,500	$-	$-	$-	$75,500
Paul Fortin	$40,000	$-	$25,500	$-	$-	$-	$65,500
Paul Mangano	$40,000	$-	$25,500	$-	$-	$-	$65,500

(1)    Represents the grant value of RSU awards, based on the closing price of the Common Shares on the TSXV on the grant date.

(2)    Represents the grant value of the option awards, using the Black-Scholes option model. The Black-Scholes option model was selected by the Company as it is the most widely adopted and used option-valuation method. For the key inputs used in this valuation mode, refer to Note 16 (c) of the Fiscal 2023 financial statements.

(3)    The Company does not have a pension plan.

Outstanding Equity Awards at September 30, 2023

In August 2023, there were 30,000 stock options granted to the independent directors.

The following table sets forth information concerning all the outstanding equity awards held by each of our independent director as at September 30, 2023.

	Option-based awards				Share-based awards
	Number of			Value of		Market or	Market or payout
	securities			unexercised	Number of	payout value	value of vested
	underlying	Option	Option	in the-	shares or units	of share-based	share-based
	unexercised	exercise	expiration	money	of shares that	awards that have	awards not paid
	options (1)	price	date	options(2)	have not vested	not vested (3)	out or distributed
John McCoach	3,571	$67.90	2025-12-15	$-	$-	$-	$7,499
	306	$32.90	2023-06-15	$-	$-	$-	$643
	10,000	$2.55	2026-08-16	$-	$-	$-	$-
Paul Fortin	3,571	$67.90	2025-12-15	$-	$-	$-	$7,499
	10,000	$2.55	2026-08-16	$-	$-	$-	$-
Paul Mangano	3,571	$67.90	2025-12-15	$-	$-	$-	$7,499
	10,000	$2.55	2026-08-16	$-	$-	$-	$-
Total	41,019			$-	$-	$-	$23,140

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(1) The 2023 Option grants to the directors vest over two (2) years. The 2021 Option grants to the directors vest over two (2) years. The 2018 Option granted to Mr. McCoach has fully vested.

(2) Based on the difference between the exercise price of the Option and $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

(3) Based on $2.10, the closing price of the Common Shares on the TSXV on September 30, 2023.

There was no exercise of options during Fiscal 2023.

Value Vested or Earned During the Year

The following table sets forth, for each independent director, the value of option-based awards and share-based awards which vested during the fiscal year ended September 30, 2023 and the value of non-equity incentive plan compensation earned during the fiscal year ended during the year ended September 30, 2023.  No share-based awards have been granted to our directors since inception.

	Option-based	Share-based	Non-equity incentive
	awards - value	awards - value	plan compensation -
	vested during	vested during	value earned during
Name	Fiscal 2023 (1)	Fiscal 2023 (2)	Fiscal 2023
John McCoach	$-	$-	$-
Paul Fortin	$-	$-	$-
Paul Mangano	$-	$-	$-

(1) Amounts represent the difference between the exercise price of the Options and the closing price of the Common Shares on the TSXV on the vesting date.

(2) Amounts represent the number of vested Share Units (as defined below) multiplied by the closing price of the Common Shares on the TSXV on the vesting date.

Securities authorized for issuance under Equity Compensation Plans

The following table sets forth the details as at September 30, 2023, the end of our most recently-completed fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance under our LTIP.

Equity Compensation Plans Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under Equity Compensation Plans (excluding securities listed in column (a))
	(a)	(b)	(c)
Equity Compensation Plans approved by shareholders - LTIP	Share Units: 6,214	Share Units: $nil	Share Units: 401,060
	Options: 389,907	Options: $2.8	Options: 171,771
Equity Compensation Plans not approved by shareholders	n/a	n/a	n/a

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3.1 Statement of Corporate Governance

(a) Board of Directors

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The Board is committed to a high standard of corporate governance practices. The Board believes that this commitment is not only in the best interest of the Shareholders, but that it also promotes effective decision making at the Board level.

NI 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") defines an "independent director" as a director who has no direct or indirect "material relationship" with the issuer. A " material relationship" is as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member's independent judgment. The Board maintains the exercise of independent supervision over management by ensuring that the majority of its directors are independent.

The Board is currently comprised of five (5) directors being David Luxton (Executive Chairman), General (retired) Rick Hillier, John McCoach, Paul Fortin, and Paul Mangano. Following the meeting, Mr. McCoach will no longer act as director of the Company. Furthermore, two additional members of the Board have been proposed for election by the shareholders of the company, one of which shall be in replacement of Mr. McCoach, namely Mr. Homuth and Ms. Welsh.

Within the meaning of NI 58-101, the following directors are independent: Messrs. Fortin, Mangano and Hillier, and Ms. Welsh.

The Board believes that it functions independently of management and reviews its procedures on an ongoing basis to ensure that it is functioning independently of management. The Board meets without management present, as circumstances require. When conflicts arise, interested parties are precluded from voting on matters in which they may have an interest. In light of the suggestions contained in National Policy 58-201 - Corporate Governance Guidelines, the Board convenes meetings, as deemed necessary, of the independent directors, at which nonindependent directors and members of management are not in attendance.

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Board Diversity Matrix

Board Diversity Matrix (As of July 16, 2024)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female*	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	-	-
Part II: Demographic Background
Under-represented person in Home Country	0
LGBTQ+	0
White	5

* Assuming that all proposed directors are elected by the shareholders at the meeting, the gender identity disclosure would read: 1 female and 5 male.

While we have not adopted a formal board diversity policy, we are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our board. In this regard, we are committed to increasing diversity on our board. In searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the board, which will be one of several factors used in the search process. Further, we will continuously monitor the level of diversity and recruit qualified diverse candidates, including underrepresented individuals and/or female candidates, as part of our overall recruitment and selection process to fill openings, as the need arises, through vacancies, growth or otherwise.

(b) Other Public Company Directorships

No member of the Board currently holds directorships in other reporting issuers.

(c) Orientation and Continuing Education of Board Members

The Board is responsible for providing a comprehensive orientation and education program for new directors which fully sets out:

  the role of the Board and its committees;
  the nature and operation of the business of the Company; and
  the contribution which individual directors are expected to make to the Board in terms of both time and resource commitments.

In addition, the Board is also responsible for providing continuing education opportunities to existing directors so that individual directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Company remains current.

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(d) Code of Business Ethics

Effective January 16, 2023, our Board of Directions has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees, including our CEO and CFO, which is a "code of ethics" as defined in section 406(c) of the Sarbanes-Oxley Act. The Code of Business Conduct and Ethics sets out the fundamental values and standards of behavior that we expect from our directors, officers and employees with respect to all aspects of our business.

If we grant any waiver of the Code of Business Conduct and Ethics, whether explicit or implicit, to a director or executive officer, we will disclose the nature of such waiver on its website to the extent required by, and in accordance with, the rules and regulations of the SEC.

The full text of the Code of Business Conduct and Ethics is posted on our website at www.kwesst.com and the System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. The information on or accessible through the website is not part of and is not incorporated by reference into this Circular.

The Audit Committee is responsible for reviewing and evaluating the Code of Business Conduct and Ethics periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Audit Committee will also assist the Board of Directors with the monitoring of compliance with the Code of Business Conduct and Ethics.

(e) Nomination of Directors

Our Board holds the responsibility for the appointment and assessment of directors.

Our Board seeks to achieve a balance of knowledge, experience and capability among the members of the Board. When considering candidates for director, the Board takes into account a number of factors, including the following (although candidates need not possess all of the following characteristics and not all factors are weighted equally):

  personal qualities and characteristics, accomplishments and reputation in the business community;
  current knowledge and contacts in the countries and/or communities in which we do business and in our industry sectors or other industries relevant to our business; and
  ability and willingness to commit adequate time to Board and committee matters, and be responsive to the needs of the Company.

Our Board will periodically assess the appropriate number of directors on the Board and whether any vacancies on the Board are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, or the size of the Board is expanded, the Board will consider various potential candidates for director. Candidates may come to the attention of the Board through current directors or management, stockholders or other persons. These candidates will be evaluated at regular or special meeting of the Board, and may be considered at any point during the year.

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(f) Compensation

Refer to Compensation Governance under "Directors and Executive Compensation" section of this Circular.

(g) Other Board Committees

The Board has no standing committees other than the Audit Committee.

(h) Assessments

Our Board has not yet considered putting in place formal assessments.

SECTION 4 - ADDITIONAL INFORMATION

4.1 Audit Committee information

(a) The Audit Committee's Charter

On January 12, 2022, our Board adopted an amended Charter for the Audit Committee to be compliant with the Nasdaq listing requirements as part of our listing application. This Charter, which sets out the Audit Committee's mandate, organization, powers and responsibilities. The full text of the Audit Committee Charter is attached hereto as Appendix "A" to this Circular.

(b) Composition of the Audit Committee

The current members of the Audit Committee are Paul Mangano (Chair), Paul Fortin and John McCoach. Following the meeting and assuming all proposed members are elected, the Audit Committee would be comprised of Jennifer Welsh (Chair), Paul Mangano and Paul Fortin. All proposed members are independent (as defined in National Instrument 52-110 - Audit Committees ("NI 52-110") adopted by the Canadian Securities Administrators) and all members are financially literate (as defined in NI 52-110). Further, no member of the Audit Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

(c) Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

The following is a brief bio of each member of the Audit Committee.

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Jennifer Welsh - Proposed Director

Jennifer has more than 17 years of experience working with Canadian public companies.  She is currently the CFO of Indiva Limited, a TSXV-listed Licensed Producer of cannabis, and previously led a global finance team as Corporate Controller of a TSX-listed junior mining company. Jennifer received her B.Comm. (Accounting) from Carleton University in Ottawa and is a Chartered Professional Accountant (CPA, CA Ontario).

Paul Fortin - Director

Prior to being invited to join the Company's Board, Paul Fortin was the director of international business development at Borden Ladner Gervais LLP, a full-service law firm, from 2011 to 2019. Since March 2020, he has been working with David Pratt & Associates as a Senior Associate and is an independent advisor within the defense and security industry. Mr. Fortin graduated from Carleton University with a Bachelor's degree in Political Science and from Algonquin College with a specialization in Product Marketing Management.

Paul Mangano - Director

Prior to being invited to join the Company's Board, Mr. Mangano founded and owned Surculus Advisors LLC since 2015, a company offering consulting services to the industrial and high-tech sectors including aerospace, defense and security. Since August 2020, he is the General Manager of Steiner Optics Inc., a division of Beretta. Mr. Mangano graduated with a BA in Economics from Harvard University and an MBA in High Technology from Northeastern University. From 2006 to 2015, he was the President of EOTECH.

(i) Audit Committee Oversight

At no time during this past fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Company not been adopted by the Board.

(j) Pre-Approval Policies and Procedures

The audit committee of the Company (the "Audit Committee") is responsible for the pre-approval of all and any non-audit services to be provided to the Company or its subsidiary entities by the independent auditor. At least annually, the Audit Committee reviews and confirms the independence of the independent auditor by obtaining statements from the independent auditor on any non-audit services.

Additional details with respect to the Audit Committee can be found in the section entitled "Audit Committee" of the Annual Report, available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov. A copy of the Audit Committee Charter is available on the Company's investor relations website at investor.canadagoose.com.

4.2 External Auditor Services Fees

The following table shows fees billed to us by the Company's former auditors KPMG LLP, Chartered Professional Accountants, during the last two completed fiscal years were as follows:

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	2023 Fee Amount ($)	2022 Fee Amount ($)
Audit Fees(1)	$406,600	$508,250
Audit-Related Fees(2)	40,179	13,910
Tax Fees(3)	56,603	47,223
All Other Fees(4)	-	-
Total:	$503,382	$569,383

(1)

"Audit fees" include fees rendered by the Company's external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company's financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.

(2)

"Audit-related fees" include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and that are not included in the "Audit Fees" category.

(3)	"Tax fees" include fees for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning.

(4)

"All other fees" include fees for products and services provided by the Company's external auditor, other than services reported under the table headings "Audit Fees", "Audit-Related Fees" or "Tax Fees".

4.3 Indebtedness of directors and executive officers

No person who is, or who was at any time during the fiscal year ended September 30, 2023, a director, executive officer or senior officer of the Company, and no person who is a nominee for election as a director of the Company, and no associate of such persons, is, or was at any time since the beginning of the fiscal year ended September 30, 2023, indebted to the Company, other than "routine indebtedness" as defined in National Instrument 51-102 Continuous Disclosure Obligations, nor has any such person been indebted at any time since the beginning of the fiscal year ended September 30, 2023, to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

4.4 Interest of informed persons in material transactions

To our knowledge and except as otherwise specified in this Circular, no director or executive officer of the Company, no subsidiary or no insider, no nominee for election as director, no Shareholder owning more than 10% of the voting shares of the Company, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of the last fiscal year of the Company that has had or could have a material impact on the Company, or in any projected transactions.

4.5 Availability of Disclosure Documents and Additional Information

Financial information about the Company is contained in its comparative consolidated financial statements and the accompanying Management's Discussion and Analysis for the fiscal year ended September 30, 2023, and additional information about us is available under our profile on SEDAR at www.sedar.com.

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If you would like to obtain, at no cost to you, a copy of any of the following documents: (a) the comparative consolidated financial statements of the Company for the year ended September 30, 2023, together with the accompanying report of the auditor and Management's Discussion and Analysis; and (b) this Circular, please send your request to our Chief Financial Officer at 155 Terence Matthews Crescent, Unit#1, Ottawa, Ontario, K2M 2A8.

We may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

4.6 Other Business

As of the date of this Circular, our Board does not know of any other matters to be brought to the Meeting,

other than those set forth in the Notice of Meeting. If other matters are properly brought before the Meeting, the persons named in the form of proxy will vote the proxy on such matters in accordance with their best judgment.

4.7 Authorization

The contents and the mailing of this Circular have been approved by our Board of Directors.

BY ORDER OF THE BOARD OF DIRECTORS

Ottawa, Ontario, July 16, 2024

"David Luxton"

David Luxton

Executive Chairman

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APPENDIX "A"

AUDIT COMMITTEE CHARTER

KWESST Micro Systems Inc. (the "Company")

(Adopted effective January 12, 2022)

(This document was adopted by the Board of Directors of the KWESST Micro Systems Inc. and
supersedes and replaces all prior Audit Committee Charters)

I. PURPOSE

The Audit Committee (the "Committee") is a standing committee of the Board of Directors of the Company.

The primary function of the Committee in respect of its audit committee functions is to assist the Board of Directors in fulfilling its oversight responsibilities with respect to monitoring the Company's accounting and financial reporting and practices and procedures; the adequacy of the Company's internal accounting controls and procedures; the quality and integrity of financial statements and other financial information provided by the Company to shareholders, and others; and for liaising with the external auditors of the Company.

II. STRUCTURE AND OPERATIONS

The Committee shall be comprised of three or more members of the Board of Directors, each of whom are "independent" as such term is defined under applicable laws and in the rules and regulations of all exchanges and marketplaces on which the securities of the Company may be listed for trading. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in such individual having financial sophistication. Each member of the Committee shall be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement. Additionally, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

The members of the Committee shall be annually appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority of the Board of Directors.

The Chair shall be annually appointed by the members of the Committee. The Chair shall not be an employee, control person or officer of the Company or any of its associates or affiliates. The Chair shall be entitled to vote to resolve any ties. The Chair will set the agendas for Committee meetings and chair all meetings of the Committee unless the Chair is not present at such meeting in which case the members present shall elect a chair for the conduct of the meeting.

III. MEETINGS

The Committee shall meet at least quarterly or more frequently as circumstances dictate. As part of its goal to foster open communication, the Committee shall periodically meet with management and the external auditors in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. The Committee may meet privately with outside counsel of its choosing and the Chief Financial Officer, as necessary. In addition, the Committee shall meet with management quarterly to review the Company's financial statements in a manner consistent with that outlined in Section IV of this Charter and, if the Committee so determines, the external auditors.

All non-management directors that are not members of the Committee may attend meetings of the Committee but may not vote. Additionally, the Committee may invite to its meetings any directors, management of the Company and such other persons as it deems appropriate in order to carry out its responsibilities. The Committee may exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

A majority of the Committee members, but not less than two, will constitute a quorum. A majority of members present at any meeting at which a quorum is present may act on behalf of the Committee. The Committee may meet by telephone or videoconference and may take action by unanimous written consent with respect to matters that may be acted upon without a formal meeting.

The Chair of the Committee shall designate a person, who need not be a member thereof, to act as Secretary, who shall record the proceedings of the meetings. The agenda of each meeting will be prepared by the Secretary, upon consultation with the Chair, and, whenever reasonably practicable, circulated to each member prior to each meeting. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

IV. RESPONSIBILITIES, DUTIES, AUTHORITY

The following functions shall be the common recurring activities of the Committee in carrying out its responsibilities outlined in Section I of this Charter. These functions should serve as a guide with the understanding that the Committee may carry out additional functions and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory, legal and other conditions. The Committee shall also carry out any other responsibilities and duties delegated to it by the Board of Directors from time to time related to the purposes of this Committee outlined in Section I.

The Committee, in discharging its duties, is empowered to investigate any matter of interest or concern that the Committee deems appropriate. In this regard, the Committee shall have the authority to retain outside counsel, accounting, or other advisors for this purpose, including authority to approve the fees payable to such advisors and other terms of retention.

The Committee shall be given full access to the Board of Directors, management, employees of the Company, directly and indirectly responsible for financial reporting, and independent accountants, as necessary, to carry out these responsibilities. While acting within the scope of this stated purpose, the Committee shall have all the authority of the Board of Directors.

Matters in Respect of Audit Committee Functions

Document Reports/Reviews

Annual Financial Statements

1. The Committee shall review with management and the external auditors, both together and separately, prior to public dissemination:

(a) the annual audited consolidated financial statements;

(b) the external auditor's review of the annual consolidated financial statements and their report;

(c) any significant changes that were required in the external audit plan;

(d) any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and

(e) those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Company.

Following completion of the matters contemplated above, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual financial statements with such changes contemplated and further recommended as the Committee considers necessary.

Notwithstanding the foregoing, the Committee is not responsible for certifying the financial statements of the Company or guaranteeing the external auditors' report. The fundamental responsibility for the financial statements and disclosures rests with management and the external auditors.

Interim Financial Statements

2. The Committee shall review with management prior to public dissemination, the interim unaudited consolidated financial statements of the Company. If the Committee so determines, the Committee may include the external auditors in such meeting and meet with management and the external auditors, both together and separately, including a discussion with the external auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Company.

Management's Discussion and Analysis

3. The Committee shall review with management prior to public dissemination, the annual and interim Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), and if the Committee so determines, review the MD&A with the external auditors of the Company.

Approval of Annual MD&A, Interim Financial Statements and Interim MD&A

4. The Committee shall make a recommendation to the Board of Directors with respect to the approval of the annual MD&A with such changes contemplated and further recommended by the Committee as the Committee considers necessary. In addition, the Committee shall approve the interim financial statements and interim MD&A of the Company, if the Board of Directors has delegated such function to the Committee. If the Committee has not been delegated this function, the Committee shall make a recommendation to the Board of Directors with respect to the approval of the interim financial statements and interim MD&A with such changes contemplated and further recommended as the Committee considers necessary.

Review Related Party Transactions

The Committee shall:

  Review transactions between the Company and related parties;
  Review, by the independent directors, any conflicts of interest between the Company and related parties;
  Review the adequacy of the disclosure of "related party transactions" in the notes to the annual and interim financial statements and any information circular or other documents published by the Company.

News Releases

5. The Committee shall review with management, prior to public dissemination, the annual and interim earnings news releases (paying particular attention to the use of any "pro forma" or "adjusted non-GAAP" information) as well as financial information and earnings guidance provided to analysts and rating agencies.

Reports and Regulatory Returns

6. The Committee shall review and discuss with management, and the external auditors to the extent the Committee deems appropriate, such reports and regulatory returns of the Company as may be specified by law.

Other Financial Information

7. The Committee shall review the financial information included in any prospectus, annual information form or information circular with management and the external auditors, together and separately, prior to public dissemination, and shall make a recommendation to the Board of Directors with respect to the approval of such prospectus, annual information form or information circular with such changes contemplated and further recommended as the Committee considers necessary.

Financial Reporting Processes

Establishment and Assessment of Procedures

8. The Committee shall satisfy itself that adequate procedures are in place for the review of the public disclosure of financial information extracted or derived from the financial statements of the Company and assess the adequacy of these procedures annually.

Application of GAAP

9. The Committee shall assure itself that the external auditors are satisfied that the accounting estimates and judgements made by management, and management's selection of accounting principles reflect an appropriate application of generally accepted accounting principles.

Practices and Policies

10. The Committee shall review with management and the external auditors, together and separately, the principal accounting practices and policies of the Company.

External Auditors

Oversight and Responsibility

11. The Committee is directly responsible for (i) appointing and retaining the Company's external auditors; (ii) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditors regarding financial reporting; and (iii) the compensation structure of the external auditors.

Reporting

12. The external auditors shall report directly to the Committee and are ultimately accountable to the Committee.

Performance and Review

13. The Committee shall annually review the performance of the external auditors and adequacy of the audit committee charter, and recommend to the Board of Directors the appointment of the external auditors or approve any discharge of the external auditors when circumstances warrant, for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company.

Annual Audit Plan

14. The Committee shall review with the external auditors and management, together and separately, the overall scope of the annual audit plan and the resources the external auditors will devote to the audit. The Committee shall annually review and approve the fees to be paid to the external auditors with respect to the annual audit.

Independence Review

15. The Committee shall review and assess the qualifications, performance and independence of the external auditors, including the requirements relating to such independence of the law governing the Company. At least annually, the Committee shall receive from and review with the external auditors, their written statement delineating all relationships with the Company and, if necessary, recommend that the Board of Directors take appropriate action to satisfy itself of the external auditors' independence and accountability to the Committee.

Reports to Board of Directors

Reports

16. In addition, to such specific reports contemplated elsewhere in this Charter, the Committee shall report regularly to the full Board of Directors regarding such matters, including:

(a) with respect to any issues that arise with respect to the quality or integrity of the financial statements of the Company, compliance with legal or regulatory requirements by the Company, the performance and independence of the external auditors of the Company;

(b) following meetings of the Committee; and

(c) with respect to such other matters as are relevant to the Committee's discharge of its responsibilities.

Whistle-Blowing

Procedures

17. The Committee shall establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding questionable accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company and of concerns regarding questionable accounting or auditing matters.

Notice to Employees

18. To comply with the above, the Committee shall ensure the Company advises all employees of the Company, by way of a written code of business conduct and ethics (the "Code"), or if such Code has not yet been adopted by the Board of Directors, by way of a written or electronic notice, that any employee who reasonably believes that questionable accounting, internal accounting controls, or auditing matters have been employed by the Company or its external auditors is strongly encouraged to report such concerns by way of written communication directly to the Chair or any other member of the Audit Committee. Matters referred to a member of the Audit Committee, may be done so anonymously and in confidence.

The Company shall not take or allow any reprisal against any employee for, in good faith, reporting questionable accounting, internal accounting, or auditing matters. Any such reprisal shall itself be considered a very serious breach of this policy.

All reported violations shall be investigated by the Audit Committee following rules of procedure and process as shall be recommended by outside counsel.

General

Access to Counsel

19. The Committee shall review, periodically, with outside counsel of its choosing, any legal matter that could have a significant impact on the financial statements or governance of the Company.

Reports and Recommendations

20. In addition to such specific reports and recommendations provided elsewhere in this Charter, the Committee shall have the funding and authority necessary to discharge its duties and obligations. The Committee shall report regularly to the Board of Directors following meetings of the Committee and with respect to such other matters as are relevant to the Committee's discharge of its responsibilities; provide such recommendations as the Committee may deem appropriate. The report to the Board of Directors may take the form of an oral report by the Chair or any other member of the Committee designated by a corporate governance committee to make such report.

Independence

21. The Committee may consider questions of independence and possible conflicts of interest of members of the Board of Directors.

General

22. The Committee shall perform such other duties and exercise such powers as may, from time to time, be assigned or vested in the Committee by the Board of Directors, and such other functions as may be required of an audit committee or governance committee by law, regulations or applicable stock exchange rules.